SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated April 24, 2002

Instrumentarium Corporation
(Translation of Registrant's Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: Instrumentarium Interim Report For January-March 2002

INSTRUMENTARIUM
INTERIM REPORT FOR JANUARY–MARCH 2002

Instrumentarium's profit improved due to improved profitability in anesthesia and critical care

- **Net sales EUR 244.0 million (for year 2001: EUR 225.7 million)**
- **Operating profit before non-recurring items and amortization of goodwill EUR 30.4 million (EUR 24.5 million)**
- **Income before extraordinary items EUR 29.3 million (EUR 16.8 million)**
- **Earnings per share EUR 0.39 (EUR 0.23)**

GROUP NET SALES AND PROFIT

Instrumentarium's net sales for January–March 2002 were EUR 244.0 million (EUR 225.7 million), an increase of 8% compared to the same period in the previous year. Anesthesia and Critical Care contributed approximately 60% of the overall growth in sales. The increase in sales in relative terms, however, was highest for the Medical Equipment segment.

Operating profit before non-recurring items and amortization of goodwill grew clearly and was EUR 30.4 million (EUR 24.5 million). The growth in operating profit was mainly due to improved profitability at Datex-Ohmeda. Other operating income was a net EUR 4.0 million (EUR -0.7 million), and primarily comprised gains on the sale of real estate. Non-recurring income of EUR 3.3 million, was related to the sale of the hospital furniture business. Income before extraordinary items was EUR 29.3 million (EUR 16.8 million). Earnings per share were EUR 0.39 (EUR 0.23).

The figures of Merivaara hospital furniture business, divested in the beginning of March 2002, are separately reported in the line-item Other. Results for the operations related to Datex-Ohmeda sales in Norway are now included in the Anesthesia and Critical Care segment.

DEVELOPMENT BY BUSINESS SEGMENT

Anesthesia and Critical Care

Net sales for the Anesthesia and Critical Care segment, totaled EUR 167.5 million (EUR 156.3 million), which is 7% higher than in the previous year. By market area, sales growth was highest in Asia–Pacific, where sales increased by 12%. In North America sales increased by 8%, and in Europe by 5%. North America accounted for 46% of sales, Europe for 36%, the Asia–Pacific region for 13% and the rest of the world for 6%.

Datex-Ohmeda's sales grew strongly in the area of anesthesia, drug delivery and ventilation. Sales of both integrated anesthesia workstations and stand-alone anesthesia machines developed well in all main market areas. Sales of Aestiva/5 family of anesthesia machines are now successfully replacing sales of older generation products. Sales of pulse oximetry as well as service both showed clear growth compared to the same period in the previous year. In the area of patient monitoring, sales developed well in Europe but, overall, were lower than in the same period last year. Also, sales of accessories and supplies were lower than in the previous year.

Operating profit before non-recurring items and amortization of goodwill for the Anesthesia and Critical Care segment was EUR 24.8 million (EUR 17.4 million). The higher operating profit was due to higher sales and an improved gross margin at Datex-Ohmeda. Efforts to develop Deio went according to plan and negatively impacted operating profit of the Anesthesia and Critical Care segment by EUR 2.4 million (EUR 2.7 million).

Medical Equipment

Sales in the Medical Equipment segment grew 27% to EUR 45.4 million (EUR 35.8 million). The growth in sales was solely due to the strong increase in sales of diagnostic imaging equipment by Instrumentarium Imaging and Soredex. Net sales at Ohmeda Medical, which manufactures infant care as well as suction and oxygen therapy products, were lower than last year.

The combined sales of Instrumentarium Imaging and Soredex were EUR 29.7 million (EUR 18.4 million), representing growth of 61% over the previous year. Slightly more than half of the growth was due to the acquisition of Soredex. Clear growth in sales was recorded in each of the three product areas, mammography, dental and surgical imaging devices. Sales of dental products not related to the acquisition increased by 30%. The combined profitability of the diagnostic imaging divisions improved somewhat compared to the previous year.

Ohmeda Medical's net sales amounted to EUR 15.2 million (EUR 16.5 million), which is 8% less than in the same period for the previous year. The lower sales were due to the preliminary injunction on the sale and manufacturing of the Giraffe OmniBed neonatal carestation since 1 August 2001, other than for orders on hand on that date, related to the patent infringement dispute in the USA. The trial is due to start on 20 May 2002 and a judgement on whether the patent in question has been infringed is to be expected in the following month. The reduction in sales due to the injunction has partially been compensated for by good growth in sales of other neonatal care products, as well as growth in sales of suction and oxygen therapy products. Ohmeda Medical was profitable for the period although at a clearly lower level than in the same period for the previous year.

In the Medical Equipment segment, operating profit before non-recurring items and amortization of goodwill was EUR 2.2 million (EUR 3.3 million). The lower operating profit was due to weaker profitability at Ohmeda Medical.

Optical Retail

Net sales for the Optical Retail segment in the first quarter were EUR 27.1 million (EUR 26.5 million), representing growth of 2% compared to the previous year. Sales in Finland declined slightly for the period, but this was compensated for by strong growth in sales elsewhere, particularly in Sweden, partly due to the acquisitions in 2001. Sales increased also in Estonia.

In the Optical Retail segment, operating profit before non-recurring items and amortization of goodwill was lower than in the previous year at EUR 2.7 million (EUR 3.3 million). The reduction was due to a planned increase in expenses in anticipation of higher consumer demand.

SPACELABS MEDICAL ACQUISITION

Instrumentarium announced on 22 March 2002 that it has entered into a definitive merger agreement to acquire all of the outstanding common stock of the US-based Spacelabs Medical, Inc. The acquisition would significantly strengthen Instrumentarium's position in the critical care market in the USA. The total acquisition price is approximately EUR 160 million, the exact price to be finalized at closing which is expected in July 2002, at the latest. The agreement is subject to Spacelabs' stockholder approval and regulatory approvals.

Spacelabs' patient monitoring sales, primarily to critical care in the USA, amounted to approximately EUR 140 million in 2001. In addition, sales of patient monitoring products to other markets approximated EUR 50 million. Spacelabs reported total sales from all businesses of USD 242 million in 2001, and employed 1 200 people.

The acquisition is not expected to substantially impact the global critical care operations of Datex-Ohmeda in markets outside the USA or the US operations of Datex-Ohmeda in anesthesia. The operating profit outlook for Datex-Ohmeda for 2002 remains unchanged.

Instrumentarium expects to record non-recurring expenses in income statement of approximately EUR 50 million during 2002 to cover expected restructuring and other costs. Instrumentarium is also targeting a rapid improvement in operational efficiency in the acquired businesses to return continuing operations to profitability within a short period of time. The acquisition is expected to generate synergies of approximately EUR 40 million.

FINANCING

Net financing expenses were clearly lower at EUR 0.3 million (EUR 3.6 million). The decrease was primarily the result of positive foreign exchange rate differences related to hedging, the differences having been negative for the same period last year. Interest expenses also decreased due to lower interest-bearing net debt as well as lower interest rates.

Interest-bearing net debt totaled EUR 127.0 million (EUR 189.0 million) at the end of the reporting period. The decrease in interest-bearing net debt of EUR 58,0 million compared to the year-end 2001 was financed through cash flow from operations and from disposition of businesses. Cash generated from operations totaled EUR 46.1 million (EUR 32.4 million). Equity ratio was 52% and gearing 25%.

R&D EFFORTS AND CAPITAL EXPENDITURE

Research and development efforts were increased compared to the previous year, particularly in anesthesia and critical care as well as in diagnostic imaging, where the increase was also due to the acquisition last year. Total group R&D expenses were EUR 17.6 million (EUR 15.3 million). As a share of revenues, R&D expenses amounted to 8% of net sales for anesthesia and critical care, 8% for diagnostic imaging and 7% for infant care.

The Group's capital expenditure was EUR 6.1 million (EUR 4.2 million) for the period. EUR 3.8 million (EUR 2.3 million) was invested in machinery and equipment, EUR 1.5 million (EUR 0.5 million) in buildings and land, and EUR 0.8 million (EUR 1.4 million) in shares, intangible rights and other long-term expenditure. Planned depreciation amounted to EUR 9.9 million (EUR 9.8 million).

OWN SHARES

The Group owned 222,722 own shares at the end of the reporting period. These shares were received between 1999 and 2001 as dividends. The shares are recorded as a long-term investment on the balance sheet at the dividend date acquisition cost of EUR 4.1 million.

PURCHASE OF OWN SHARES, TRANSFER AND INCREASE IN SHARE CAPITAL

The Board of Directors of Instrumentarium Corporation has an authorization to decide to purchase the Company's own shares using funds available for distribution of profits, as well as the transfer of shares purchased, or otherwise already held by the Company, of a maximum number of 2,400,000 shares. In addition, the Board of Directors has an authorization to increase share capital through a rights issue by a maximum of 4,800,000 new shares in one or several lots, deviating from the existing shareholders' pre-emptive rights. The authorizations are in effect until the Annual General Meeting in 2003, though not after March 25, 2003.

BONUS SHARE ISSUE

On 25 March 2002, the Annual General Meeting of Instrumentarium Corporation decided to increase the Company´s share capital through a bonus issue, as a consequence the Company´s share capital and number of shares doubled. In connection with the bonus issue, the ratio between the share and the ADR quoted on the Nasdaq in the USA was changed, such that one ADR now corresponds to one share.

Following the bonus share issue and the subscription of shares with 1998A stock options on 15 April 2002, the Company has a share capital of EUR 96,340,352 and 48,170,176 shares.

PROSPECTS TO THE YEAR END

In the Anesthesia and Critical Care segment, profitability at Datex-Ohmeda improved in the January–March period, compared to the same period in the previous year, which meets the target set for 2002. Expectations on Datex-Ohmeda´s profitability have not changed due to the acquisition of Spacelabs Medical, announced at the end of March 2002. Activities at Deio are being developed in line with previously announced long-term goals.

In the Medical Equipment segment, the combined sales of the diagnostic imaging manufacturers Instrumentarium Imaging and Soredex grew strongly in line with expectations. The combined profitability of the divisions is expected to develop favorably for the remainder of the 2002, compared to the beginning of the year. Sales and profitability at Ohmeda Medical are being negatively impacted by the current injunction on the sale and manufacturing of the Giraffe OmniBed neonatal carestation. Sales of other products by the division are expected to develop according to plan. Operating profit at Ohmeda Medical is expected to be lower than for the previous year.

Sales growth in Optical Retail was slower than expected for the first part of the year and profits were lower than in the previous year. For the full year profitability is expected to improve over the level for the previous year.

The outlook for the current businesses of Instrumentarium Group is stable overall, and their combined profits for 2002 are expected to be higher than for the previous year. The expected acquisition of Spacelabs Medical would, following successful closing, give Instrumentarium a significant position in the critical care patient monitoring market also in the USA. After giving effect to the synergies, one-time charges and increase in amortization of goodwill, the acquisition is not expected to dilute Instrumentarium's earnings per share after a period of one year following the closing of the acquisition.

INCOME STATEMENT EUR million	**1-3/ 2002**	1-3/ 2001	Change %	1-12/ 2001
Net Sales	**244.0**	225.7	+8	1,025.4
Cost of goods sold	**-112.8**	-104.8	+8	-489.9
Gross Profit	**131.2**	120.9	+9	535.5
Selling and marketing expenses	**-62.8**	-57.5	+9	-244.1
Research and development expenses	**-17.6**	-15.3	+16	-66.6
General and administrative expenses	**-24.4**	-22.9	+7	-94.1
Other operating income and expenses, net	**4.0**	-0.7		1.3
Operating profit before non-recurring items and amortization of goodwill	**30.4**	24.5	+24	132.0
Non-recurring operating income and expenses, net	**3.3**			
Amortization of goodwill	**-4.2**	-4.0	+3	-16.5
Operating profit	**29.6**	20.5	+44	115.5
Financing income and expenses, net	**-0.3**	-3.6	-92	-11.9
Income before extraordinary items	**29.3**	16.8	+74	103.6
Extraordinary income and expenses, net				
Income after extraordinary items	**29.3**	16.8	+74	103.6
Income taxes *	**-10.3**	-5.9	+74	-31.4
Minority interest	**0.0**	0.0		0.0
Net income	**18.9**	10.9	+73	72.1

* Taxes are estimated based on the profit for the period.

The figures in this interim report are unaudited.

DEVELOPMENT BY BUSINESS SEGMENT EUR million	**1-3/ 2002**	1-3/ 2001	Change %	1-12/ 2001
Net sales				
Anesthesia and Critical Care	**167.5**	156.3	+7	718.4
Medical Equipment	**45.4**	35.8	+27	176.3
Optical Retail	**27.1**	26.5	+2	104.3
Other *	**4.1**	7.1	-42	26.4
	244.0	225.7	+8	1,025.4
Operating profit				
Anesthesia and Critical Care	**24.8**	17.4	+43	104.8
Medical Equipment	**2.2**	3.3	-32	14.1
Optical Retail	**2.7**	3.3	-17	10.7
Other *	**0.6**	0.6	+13	2.4
	30.4	24.5	+24	132.0
Non-recurring items	**3.3**			
Amortization of goodwill	**-4.2**	-4.0	+3	-16.5
Operating profit	**29.6**	20.5	+44	115.5

* Group administration and divested operations

BALANCE SHEET EUR million	**March 31,** **2002**	March 31, * 2001	Change %	Dec. 31, 2001
ASSETS				
NON-CURRENT ASSETS				
Intangible assets				
Intangible rights	**4.5**	4.9	-8	4.5
Goodwill	**251.5**	260.6	-3	255.6
Other capitalized expenditures	**5.8**	4.3	+34	5.8
	261.8	269.8	-3	265.9
Tangible assets				
Land and water areas	**5.2**	6.0	-13	6.1
Buildings	**58.2**	58.9	-1	62.8
Machinery and equipment	**42.1**	43.3	-3	43.8
Advance payments and assets under construction	**3.5**	3.0	+17	3.1
	109.0	111.1	-2	115.8
Investments				
Shares and holdings in associated companies	**0.2**	0.2	+30	0.1
Other shares and holdings	**15.0**	18.5	-19	15.2
Receivables from associated companies	**0.1**	0.2	-70	0.1
Loans receivable	**19.1**	8.9	+114	19.1
Treasury shares	**4.1**	4.0	+1	4.1
	38.4	31.8	+21	38.5
CURRENT ASSETS				
Inventories	**180.2**	188.9	-5	175.4
Deferred tax asset	**14.9**	21.9	-32	14.4
Receivables				
Accounts receivable	**257.3**	229.2	+12	292.0
Loans receivable	**1.1**	1.9	-43	1.5
Other receivables	**13.4**	13.3	+1	19.8
Prepaid expenses and accrued income	**19.0**	30.9	-39	18.5
	290.8	275.3	+6	331.8
Cash and cash equivalents	**90.5**	26.6	+240	23.8
TOTAL ASSETS	**985.7**	925.5	+6	965.6

BALANCE SHEET EUR million	**March 31, 2002**	March 31, * 2001	Change %	Dec. 31, 2001
SHAREHOLDERS' EQUITY AND LIABILITIES				
SHAREHOLDERS' EQUITY				
Share capital	**96.3**	48.2	+100	48.2
Share premium account	**59.9**	108.0	-45	108.0
Reserve for treasury shares	**4.1**	4.0	+1	4.1
Other reserves	**4.9**	5.3	-7	4.9
Retained earnings	**329.3**	283.9	+16	285.1
Net income for the period	**18.9**	10.9	+73	72.1
Total shareholders' equity	**513.4**	460.4	+12	522.4
Minority interest	**0.2**	-0.0		0.2
LIABILITIES				
Deferred tax liabilities	**23.2**	21.0	+11	22.6
Long-term liabilities				
Loans from financial institutions	**123.8**	136.5	-9	130.0
Other long-term liabilities	**6.9**	7.1	-2	7.1
	130.8	143.6	-9	137.1
Short-term liabilities				
Loans from financial institutions	**92.8**	78.8	+18	78.2
Advance payments	**3.4**	7.3	-54	3.8
Accounts payable	**47.7**	55.6	-14	58.7
Other short-term liabilities	**49.9**	42.6	+17	17.0
Accrued liabilities	**124.4**	116.4	+7	125.6
	318.0	300.6	+6	283.3
Total liabilities	**472.0**	465.2	+1	443.0
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**985.7**	925.5	+6	965.6

* Certain prior year balances have been reclassified to conform to the current year presentation.

CASH FLOW STATEMENT EUR million	**1-3/** **2002**	1-3/ 2001	Change %	1-12/ 2001
Cash flow from operating activities				
Net income	**18.9**	10.9	+73	72.1
Adjustments to net income	**16.4**	25.8	-36	79.7
Change in working capital	**19.7**	5.1	+283	-12.5
Net cash provided by (used in) operating activities before interests and taxes	**55.0**	41.9	+31	139.3
Interests paid	**-2.1**	-3.7	-42	-11.1
Taxes paid	**-6.8**	-5.7	+18	-26.8
Net cash provided by (used in) operating activities	**46.1**	32.4	+42	101.4
Cash flow from investing activities				
Acquired companies and businesses		-0.6	-100	-17.0
Investments in other non-current assets	**-6.1**	-3.6	+71	-26.3
Proceeds from disposition of companies and businesses	**16.7**			0.3
Proceeds from sale of other non-current assets	**1.5**	0.6	+141	3.4
Increase (-), decrease (+) in short-term investments		0.2	-100	-0.2
Increase (-), decrease (+) in other long-term investments	**0.0**	-0.0		-10.2
Net cash provided by (used in) investing activities	**12.0**	-3.4		-50.0
Cash flow after investing activities	**58.1**	29.0	+100	51.4
Cash flow from financing activities				
Dividends paid				-24.0
Increase (+), decrease (-) in short-term debt	**14.7**	-14.8		-9.6
Increase (+), decrease (-) in long-term debt	**-6.2**	-10.3	-40	-16.7
Net cash provided by (used in) financing activities	**8.5**	-25.1		-50.4
Net increase (+), decrease (-) in cash and cash equivalents	**66.5**	3.9	+1609	1.0
Cash and cash equivalents at beginning of year	**23.8**	22.4	+6	22.4
Effect of exchange rate changes on cash	**0.2**	0.3	-49	0.3
Cash and cash equivalents at end of year	**90.5**	26.6	+240	23.8

PER SHARE DATA EUR	**March 31, 2002**	March 31, 2001	Change %	Dec. 31, 2001
Earnings per share	**0.39**	0.23	+70	1.50
Diluted earnings per share	**0.39**	0.23	+70	1.50
Shareholders' equity per share	**10.62**	9.52	+12	10.81
Adjusted average number of shares (in thousands)				
Excluding diluting effect of stock options	**47,946**	47,948	-0	47,946
Including diluting effect of stock options	**49,051**	47,948	+2	48,170
Adjusted number of shares at the end of period (in thousands)	**47,946**	47,948	-0	47,946

NET SALES BY MARKET AREA EUR million	**1-3/ 2002**	1-3/ 2001	Change %	1-12/ 2001
European Union	**94.9**	88.5	+7	395.5
of which Finland	***23.9***	*25.0*	*-5*	*104.3*
Rest of Europe	**10.2**	12.8	-20	47.3
North America	**102.3**	94.0	+9	442.7
Asia–Pacific	**26.2**	21.1	+24	100.8
Rest of the world	**10.4**	9.3	+11	39.0
Total	**244.0**	225.7	+8	1,025.4

AVERAGE NUMBER OF EMPLOYEES	**1-3/ 2002**	1-3/ 2001	Change %	1-12/ 2001
In Finland	**2,036**	1,888	+8	1,990
Outside Finland	**3,310**	3,326	-0	3,327
Total	**5,346**	5,214	+3	5,317

COMMITMENTS AND CONTINGENCIES EUR million	**March 31, 2002**	March 31, 2001	Change %	Dec. 31, 2001
On behalf of				
Instrumentarium	**23.0**	29.6	-22	22.2
Pension commitments	**0.2**	0.2	+24	0.2
Total	**23.1**	29.8	-22	22.5

DERIVATIVE FINANCIAL INSTRUMENTS

Instrumentarium Group uses derivative contracts to hedge against the exchange rate risks associated with cash flows and balance sheet items denominated in foreign currency. Interest rate risks related to the loan portfolio are hedged by using interest rate derivatives.

EUR million	**Fair value Mar. 31, 2002**	**Nominal value Mar. 31, 2002**	Fair value Mar. 31, 2001	Nominal value Mar. 31, 2001	Fair value Dec. 31, 2001	Nominal value Dec. 31, 2001
Foreign exchange derivatives						
Forwards	**-0.5**	**177.5**	-1.9	149.9	0.2	145.3
Options						
Purchased	**0.1**	**35.8**	0.2	47.4	0.1	20.2
Written	**-0.1**	**24.5**	-1.7	104.9		20.4
Interest rate derivatives						
Futures and forwards	**-0.1**	**50.0**				50.0
Options						
Purchased		**1.1**		2.6		1.5

Unrealized gains and losses in the portfolio of derivative financial instruments are recorded in the income statement under financing income and expenses. Carrying amount of derivative financial instruments equals their fair value.

Statements other than historical facts made in this Interim Report are forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks”, “estimates” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Forward-looking statements involve risk and uncertainty, because they relate to future events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include among others: 1) increased emphasis on the delivery of more cost-effective medical therapies; 2) the trend of consolidation in the medical device industry as well as among customers; 3) the difficulties and uncertainties associated with the lengthy and costly new product development and regulatory approval processes; 4) changes in governmental laws, regulations and accounting standards; 5) other legal factors including product liability, environmental concerns and patent disputes with competitors as well as safety concerns with respect to marketed products that may lead to product recalls, withdrawals or declining sales; 6) agency or government actions or investigations affecting the industry in general or the Group in particular; 7) the development of new products or technologies by competitors, technological obsolescence and other changes in competitive factors; 8) business acquisitions, dispositions, discontinuations or restructurings by the Group; 9) economic factors over which the Group has no control, including growth rates, changes in inflation, foreign currency rates and interest rates; and 10) risk factors specified in the Form 20-F for the years ended December 31, 2000 and earlier.

INSTRUMENTARIUM CORPORATION
The Board of Directors

Further information:
Juhani Lassila, Group Treasurer, +358 10 394 3422
Sean Donovan, Director, Investor Relations, +358 10 394 3645

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: April 24, 2002

By: ______________________

Matti Salmivuori
Chief Executive Officer

Date: April 24, 2002

By: ______________________

Juhani Lassila
Group Treasurer